[LORAL LOGO]                                                   Exhibit (a)(1)(I)



  600 Third Avenue
New York, NY 10016
                                                                     NEWS
                                                           FOR IMMEDIATE RELEASE

                                                          Contact: Tony Doumlele
                                                                  (212) 338-5214



               LORAL WAIVES CONDITION AND EXTENDS EXPIRATION DATE
                      OF OFFERS TO EXCHANGE PREFERRED STOCK

        EXPIRATION DATE EXTENDED TO COMPLY WITH DISCLOSURE REQUIREMENTS

NEW YORK -- April 10, 2001 - Loral Space & Communications (NYSE: LOR) today announced the waiver of the condition that 50% of the outstanding shares be tendered under each of its exchange offers for shares of the company's 6% Series C Convertible Redeemable Preferred Stock due 2006 and for its 6% Series D Convertible Redeemable Preferred Stock due 2007. The waiver of this condition requires the company to extend the expiration date of the offers to comply with disclosure requirements. The exchange offers, which were scheduled to expire at 5:00 p.m., New York City time, on Monday, April 9, 2001, have been extended until 5:00 p.m., New York City time, on Monday, April 16, 2001.

As of April 9, 2001, 3,463,818 and 1,859,111 shares of the Series C and the Series D Preferred Stock, respectively, had been tendered, representing approximately 25% of the issues.

Series C and D shareholders who wish to participate in the exchange offers should contact the company's information agent, MacKenzie Partners, Inc., at 212-929-5500 or 1-800-322-2885. The Bank of New York, the exchange agent for the offers, will effect exchanges.

                                      # # #